Exhibit 99.1

Ferrari N.V.: periodic report on the buyback program

Maranello (Italy), 21 January 2019 - Ferrari N.V. (NYSE/MTA: RACE) (“Ferrari” or the “Company”) announces that under the common share buyback program announced on 28 December 2018 (the “Initial Program”), the Company has purchased additional common shares - reported in aggregate form, on daily basis - on the Italian Stock Exchange (MTA) as follows:

Trading Date (dd/mm/yyyy)	Stock Exchange	Number of common shares purchased	Average price per share excluding fees	Consideration excluding fees (€)
11/01/2019	MTA	10,553	96.6773	1,020,235.55
14/01/2019	MTA	10,673	96.5904	1,030,909.34
15/01/2019	MTA	9,000	98.3550	885,195.50
16/01/2019	MTA	9,604	98.3144	944,211.50
17/01/2019	MTA	9,537	99.5173	949,096.49
18/01/2019	MTA	11,945	99.7247	1,191,211.54
Total	—	61,312	—	6,020,859.42

Since the announcement of the buyback program dated 28 December 2018 till 18 January 2019, the total invested consideration has been Euro 13,067,488.47 for No. 139,367 common shares purchased resulting in No. 6,142,210 common shares held in treasury as of 18 January 2019. As of the same date, the Company held 2.45% of the total issued share capital including the common shares and the special voting shares.

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (http://corporate.ferrari.com/en/investors/stock-and-shareholder-corner/buyback-programs).

Ferrari N.V.
Amsterdam, the Netherlands
Registered Office:
Via Abetone Inferiore N.4,
I -41053 Maranello, (MO) Italy
Dutch trade register number: 64060977

For further information:
tel.: +39 0536 949337
Email: media@ferrari.com
www.ferrari.com

2